July 28, 2011

VIA U.S. MAIL
Mary Jo Ardington
Associate General Counsel
Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

Re:     Lincoln New York Account N for Variable Annuities
        Lincoln Life & Annuity Company of New York
        Initial Registration Statement on Form N-4
        File Nos. 333-175691 and 811-9763

Dear Ms. Ardington:

    The staff has reviewed the above-referenced registration statement which the Commission received on July 21, 2011.  Based on your representation that the filing is substantially similar to a File Nos. 333-172328 and 811-8517, the filing received a selective review.  Based on this review, we have the following comments on the filing. Note that page numbers refer to the marked courtesy copy of the registration statement provided to the staff on July 25, 2011.

1.  <u>General</u>

    a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

    b. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

2.  <u>Special Terms</u>, pages 4-5

    Please add the capitalized term "Investment Requirements" to this section.

3.  Expense Tables, pages 6-11

    a. Please define the term "cross-reinvestment" the first time you use it and/or in the "Special Terms" section.

    b. Please clarify note * to Table C.

4.  Expense Examples, pages 11-12

    Please revise the expense examples to reflect the selection of the i4Life Advantage with Guaranteed Income Benefit (version 4) and the EGMDB.

5.  Description of the Funds, page 17

    Delaware VIP Trust is noted with an *, however the footnote only relates to LVIP portfolios subadvised by Delaware.   Please revise the prospectus accordingly.

6.  Additional Services - Cross-Reinvestment Service, page 28

    Please provide a brief illustration of the operation of this feature.

7.  Living Benefit Riders, page 32

    We are unable to locate the overview chart referred to in this section.  Please advise or revise.

8.  Fixed Side of Contract, pages 56-58

    As the contract only offers the fixed account for use with the DCA, please remove all inapplicable fixed account disclosure from the prospectus and SAI (e.g. the interest adjustment disclosure).

9.  Additional Services - Dollar Cost Averaging (DCA), page B-6

    Please move the discussion of Dollar Cost Averaging to the prospectus.  Also, please clarify what happens if you cancel the DCA program.  That is, since the fixed account is only offered in connection with the DCA, where does the value in the fixed account go and is it subject to an interest adjustment?

10. Tandy Comment

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement.  If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved.  Therefore, we reserve the right to comment further on the registration statement and any amendments to it.  After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751.  Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products